SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                     0-24833
                                     -------
                                 SEC FILE NUMBER

                                   36114Q 30 7
                                    --------
                                  CUSIP NUMBER
                                  (Check One):

  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                         For Period Ended: June 30, 2001

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                         For the Transition Period Ended: N/A
                                                          ---

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N /A
                                                        ----


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

Part I - Registrant Information

Full name of Registrant:  FutureLink Corp.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number):  2 South Pointe Drive

City, State and Zip Code:  Lake Forest , California 92630


Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |  (a) The reasons described in reasonable detail in Part III of this
       |      form could not be eliminated without unreasonable effort or
       |      expense;
       |
       |  (b) The subject annual report, semi-annual report, transition report
       |      on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
[x]    |      will be filed on or before the fifteenth calendar day following
       |      the prescribed due date; or the subject quarterly report or
       |      transition report on Form 10-Q, or portion thereof will be
       |      filed on or before the fifth calendar day following the
       |      prescribed due date; and
       |
       |  (c) The accountant's statement or other exhibit required by Rule
       |      12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     On August 14, 2001, the Registrant filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code. In addition, the Registrant's accountants have orally notified the Registrant that they would be resigning as the Registrant's accountants and would be unable to review the Registrant's financial statements. As of the date of this filing, the Registrant has not received a written letter from the accountants resigning as the Registrant's accountants. The Registrant will be filing a Form 8K concerning the accountants' resignation. These events have resulted in the Registrant being unable to timely file its Form 10Q for the period ending June 30, 2001. The Registrant expects that it will file its form 10Q by August 20, 2001.





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

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Howard E. Taylor:             (949)                     672-3000
         -----------------        ------------------       --------------------
             (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [  ] Yes [x] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                FutureLink Corp.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 15, 2001                By:/s/Howard E. Taylor

                                       ----------------------------
                                       Howard E. Taylor
                                       Chief Executive Officer and President



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